July 31, 2012

VIA EDGAR AND CERTIFIED MAIL

Ms. Peggy Kim
Special Counsel
Division of Corporation Finance – Office of Mergers & Acquisitions
U.S. Securities & Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	FX Alliance Inc. Schedule TO filed on July 18, 2012 (as amended) Filed by CB Transaction Corp., Thomcorp Holdings Inc. and Thomson Reuters Corporation File No. 5-86898

Dear Ms. Kim:

This letter sets forth the response of CB Transaction Corp., Thomcorp Holdings Inc. and Thomson Reuters Corporation (collectively, the “Bidders”) to the comment letter, dated July 26, 2012 (the “Comment Letter”), of the staff of the Division of Corporation Finance – Office of Mergers & Acquisitions (the “Staff”) relating to the Bidder’s Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 18, 2012 (as amended and supplemented from time to time, the “Schedule TO”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence.  Page references in the responses below are to the Schedule TO.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

FX Projections, page 28

1.
We note that certain projections of the future operating performance of FX have not been prepared in accordance with GAAP. As a result, please revise or advise us as to what consideration you have given to whether additional disclosure is required pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response. Please refer to Question 101.01 in the Non-GAAP Financial Measures section of the Division’s Compliance and Disclosure Interpretations.

Response:

In Amendment No. 2 to the Schedule TO filed by the Bidders with the SEC on July 31, 2012, we revised the disclosure to reconcile FX’s projections of “Operating Expenses,” “Adjusted EBITDA,” “Adjusted EBIT” and “Adjusted Net Income” to financial measurements prepared in accordance with GAAP.

Source and Amount of Funds, page 3

2.
We note that Thomson Reuters will have sufficient funds to purchase all shares tendered. Please revise to state the specific source of funds and if any part of the funds is expected to be borrowed, please describe the loan agreement and file the agreement as an exhibit. Refer to Item 1007(a) and (d) and Item 1016(b) of Regulation M-A.

Response:

In Amendment No. 2 to the Schedule TO filed by the Bidders with the SEC on July 31, 2012, we revised the disclosure to indicate that we expect to fund the purchase of shares tendered with the funds provided by Thomson Reuters and its subsidiaries either through one or more capital contributions or as an intercompany loan (the terms of any such intercompany loan have not yet been determined).  Thomson Reuters and its subsidiaries will obtain such funds from cash on hand and/or cash generated from general corporate operating activities.

Lock-Up Waivers, page 57

3.
We note that according to section 6.1 of the Tender and Support Agreement, stockholders will not be obligated to pay any costs, fees or expenses in connection with obtaining the Lock-Up Waiver. Please disclose whether any fees or payments were paid and the amount of any fees paid to Merrill Lynch and GS in connection with obtaining the Lock-Up Waiver and whether the bidders paid any part of the expense. If the bidder paid any fees in connection with the Lock-Up Waiver, please advise us as to how the bidders are complying with the best price provision in Rule 14d-10(a)(2).

Response:

In Amendment No. 1 to the Schedule TO filed by the Bidders with the SEC on July 26, 2012, we revised the disclosure to indicate that no fees or payments were paid to Merrill Lynch and GS in connection with obtaining the Lock-Up Waivers.  In addition, in Amendment No. 2 to the Schedule TO filed by the Bidders with the SEC on July 31, 2012, we filed the Lock-Up Waivers as Exhibits (d)(6), (d)(7), and (d)(8).

*     *     *

As requested by the Staff in the Comment Letter, the Bidders have authorized us to confirm the following on its behalf:

●	Each Bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Each Bidder may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call David Shine or me at (212) 859-8000.

Sincerely,
/s/ Tiffany Pollard
Tiffany Pollard

cc:      Priscilla C. Hughes, Senior Vice President, General Counsel, Americas and Chief Counsel, M&A, of Financial & Risk, Thomson Reuters Corporation